UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED NET INCOME OF Ps 219,621 MILLION
FOR THE MONTH OF MARCH 2008
TOTALING Ps 331,926 MILLION FOR THE FIRST THREE MONTHS OF 2008*
Medellín, Colombia, April 11, 2008
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 219,621 million during the past month of March.
During March, total net interest income, including investment securities amounted to Ps 210,230 million. Additionally, total net fees and income from services totaled Ps 60,095 million.
Total assets amounted to Ps 33.03 trillion, total deposits totaled Ps 20.79 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 4.72 trillion.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 3.04% as of March 31, 2008, and the level of allowance for past due loans was 127.69% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of March, 2008 was as follows: 18.3% of total deposits, 21.5% of total net loans, 18.8% of total savings accounts, 21.4% of total checking accounts and 15.1% of total time deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Mar08/Feb08		Annual
(Ps Millions)	Mar-07	Feb-08	Mar-08	$	%	%
ASSETS
Cash and due from banks	1,619,057	2,468,874	2,056,748	-412,126	-16.69%	27.03%
Overnight funds sold	1,003,168	445,273	715,029	269,756	60.58%	-28.72%
Total cash and equivalents	2,622,225	2,914,147	2,771,777	-142,370	-4.89%	5.70%

Debt securities	4,217,210	3,778,519	3,655,174	-123,345	-3.26%	-13.33%
Trading	1,840,863	1,567,694	1,459,485	-108,209	-6.90%	-20.72%
Available for Sale	1,260,883	1,205,217	1,199,091	-6,126	-0.51%	-4.90%
Held to Maturity	1,115,464	1,005,608	996,598	-9,010	-0.90%	-10.66%
Equity securities	1,081,727	975,961	1,147,992	172,031	17.63%	6.13%
Trading	120,934	8,458	68,608	60,150	711.16%	-43.27%
Available for Sale	960,793	967,503	1,079,384	111,881	11.56%	12.34%
Market value allowance	-29,614	-29,892	-30,002	-110	0.37%	1.31%
Net investment securities	5,269,323	4,724,588	4,773,164	48,576	1.03%	-9.42%

Commercial loans	13,620,491	17,595,161	17,652,014	56,853	0.32%	29.60%
Consumer loans	2,824,068	3,694,201	3,727,004	32,803	0.89%	31.97%
Small business loans	123,044	107,871	108,010	139	0.13%	-12.22%
Mortgage loans	1,705,501	2,100,975	2,185,157	84,182	4.01%	28.12%
Allowance for loans and financial leases losses	-656,995	-936,957	-915,438	21,519	-2.30%	39.34%
Net total loans and financial leases	17,616,109	22,561,251	22,756,747	195,496	0.87%	29.18%

Accrued interest receivable on loans	186,482	304,069	309,433	5,364	1.76%	65.93%
Allowance for accrued interest losses	-8,948	-19,113	-19,352	-239	1.25%	116.27%
Net total interest accrued	177,534	284,956	290,081	5,125	1.80%	63.39%

Customers’ acceptances and derivatives	173,456	293,525	271,925	-21,600	-7.36%	56.77%
Net accounts receivable	383,756	306,086	436,782	130,696	42.70%	13.82%
Net premises and equipment	364,712	490,450	505,212	14,762	3.01%	38.52%
Foreclosed assets	17,310	7,707	7,284	-423	-5.49%	-57.92%
Prepaid expenses and deferred charges	21,256	55,706	51,441	-4,265	-7.66%	142.01%
Goodwill	33,250	7,900	5,595	-2,305	-29.18%	-83.17%
Other	366,404	208,979	240,235	31,256	14.96%	-34.43%
Reappraisal of assets	666,123	1,082,309	917,431	-164,878	-15.23%	37.73%

Total assets	27,711,458	32,937,604	33,027,674	90,070	0.27%	19.18%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,243,345	4,188,216	4,143,128	-45,088	-1.08%	-2.36%
Checking accounts	3,806,841	3,917,877	3,762,618	-155,259	-3.96%	-1.16%
Other	436,504	270,339	380,510	110,171	40.75%	-12.83%

Interest bearing	14,651,045	17,504,742	16,649,687	-855,055	-4.88%	13.64%
Checking accounts	340,987	376,144	382,590	6,446	1.71%	12.20%
Time deposits	3,556,292	5,167,372	5,138,163	-29,209	-0.57%	44.48%
Savings deposits	10,753,766	11,961,226	11,128,934	-832,292	-6.96%	3.49%

Total deposits	18,894,390	21,692,958	20,792,815	-900,143	-4.15%	10.05%
Overnight funds	546,452	659,964	1,179,123	519,159	78.66%	115.78%
Bank acceptances outstanding	53,284	67,239	59,194	-8,045	-11.96%	11.09%
Interbank borrowings	1,581,683	579,339	576,306	-3,033	-0.52%	-63.56%
Borrowings from domestic development banks	749,447	1,543,226	1,562,893	19,667	1.27%	108.54%
Accounts payable	1,533,197	908,614	1,748,326	839,712	92.42%	14.03%
Accrued interest payable	114,746	163,343	161,467	-1,876	-1.15%	40.72%
Other liabilities	258,525	308,981	314,794	5,813	1.88%	21.77%
Bonds	560,185	1,545,046	1,530,912	-14,134	-0.91%	173.29%
Accrued expenses	290,666	355,334	384,379	29,045	8.17%	32.24%

Total liabilities	24,582,575	27,824,044	28,310,209	486,165	1.75%	15.16%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	393,914	393,914	—	0.00%	8.24%

Retained earnings	1,647,070	3,222,322	2,994,457	-227,865	-7.07%	81.81%
Appropiated	1,424,104	3,110,017	2,662,531	-447,486	-14.39%	86.96%
Unappropiated	222,966	112,305	331,926	219,621	195.56%	48.87%

Reappraisal and others	1,125,001	1,541,567	1,376,689	-164,878	-10.70%	22.37%
Gross unrealized gain or loss on debt securities	(7,102)	(44,243)	(47,595)	-3,352	7.58%	570.16%

Total shareholder’s equity	3,128,883	5,113,560	4,717,465	-396,095	-7.75%	50.77%

Total liabilities and shareholder’s equity	27,711,458	32,937,604	33,027,674	90,070	0.27%	19.18%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Mar-07	Mar-08%		Feb-08	Mar-08%
Interest income and expenses
Interest on loans	553,033	849,068	53.53%	282,549	292,590	3.55%
Interest on investment securities	57,653	54,877	-4.82%	21,646	31,113	43.74%
Overnight funds	10,162	15,449	52.03%	5,691	3,704	-34.91%
Total interest income	620,848	919,394	48.09%	309,886	327,407	5.65%

Interest expense
Checking accounts	4,701	3,652	-22.31%	1,068	1,186	11.05%
Time deposits	57,847	107,386	85.64%	35,691	37,743	5.75%
Savings deposits	93,581	136,496	45.86%	45,618	46,134	1.13%
Total interest on deposits	156,129	247,534	58.54%	82,377	85,063	3.26%

Interbank borrowings	14,945	8,140	-45.53%	2,355	2,624	11.42%
Borrowings from domestic development banks	11,894	25,851	117.34%	8,495	8,740	2.88%
Overnight funds	21,766	21,540	-1.04%	6,137	9,328	52.00%
Bonds	12,810	34,608	170.16%	11,326	11,422	0.85%
Total interest expense	217,544	337,673	55.22%	110,690	117,177	5.86%

Net interest income	403,304	581,721	44.24%	199,196	210,230	5.54%
Provision for loan and accrued interest losses, net	(51,698)	(119,593)	131.33%	(24,726)	(61,772)	149.83%
Recovery of charged-off loans	13,335	13,647	2.34%	3,477	3,713	6.79%
Provision for foreclosed assets and other assets	(4,522)	(4,993)	10.42%	(1,730)	(1,947)	12.54%
Recovery of provisions for foreclosed assets and other assets	25,923	7,632	-70.56%	1,000	1,137	13.70%

Total net provisions	(16,962)	(103,307)	509.05%	(21,979)	(58,869)	167.84%
Net interest income after provision for loans and accrued interest losses	386,342	478,414	23.83%	177,217	151,361	-14.59%

Commissions from banking services and other services	20,207	24,521	21.35%	8,122	7,664	-5.64%
Electronic services and ATM’s fees, net	17,489	19,622	12.20%	6,193	6,591	6.43%
Branch network services, net	24,087	22,520	-6.51%	7,723	7,158	-7.32%
Collections and payments fees, net	24,927	32,623	30.87%	12,325	10,306	-16.38%
Credit card merchant fees, net	6,119	3,351	-45.24%	1,390	674	-51.51%
Credit and debit card fees, net	56,547	77,270	36.65%	26,335	25,928	-1.55%
Checking fees, net	16,285	16,234	-0.31%	4,585	6,633	44.67%
Check remittance, net	2,698	2,929	8.56%	1,049	1,055	0.57%
International operations, net	8,171	7,946	-2.75%	2,551	2,541	-0.39%
Total fees and other service income	176,530	207,016	17.27%	70,273	68,550	-2.45%

Other fees and service expenses	(22,138)	(24,085)	8.79%	(8,079)	(8,455)	4.65%
Total fees and income from services, net	154,392	182,931	18.48%	62,194	60,095	-3.37%

Other operating income
Net foreign exchange gains	(13,336)	(108,980)	717.19%	(55,814)	(7,078)	-87.32%
Forward contracts in foreign currency	27,296	167,330	513.02%	67,849	42,182	-37.83%
Gains(Loss) on sales of investments on equity securities	(13,319)	4,757	-135.72%	4,757	—	*
Gains on sale of mortgage loan	—	9,068	*	5,363	3,705	-30.92%
Dividend income	121,931	186,840	53.23%	13,066	173,743	1229.73%
Communication, rent payments and others	362	332	-8.29%	109	110	0.92%
Total other operating income	122,934	259,347	110.96%	35,330	212,662	501.93%

Total income	663,668	920,692	38.73%	274,741	424,118	54.37%
Operating expenses
Salaries and employee benefits	147,762	159,647	8.04%	55,490	54,930	-1.01%
Bonus plan payments	10,187	10,981	7.79%	5,188	2,990	-42.37%
Compensation	5,886	6,934	17.80%	1,516	2,357	55.47%
Administrative and other expenses	191,810	201,643	5.13%	66,358	65,188	-1.76%
Deposit security, net	10,581	11,456	8.27%	4,326	3,380	-21.87%
Donation expenses	99	377	280.81%	165	177	7.27%
Depreciation	18,030	17,968	-0.34%	6,256	5,695	-8.97%
Total operating expenses	384,355	409,006	6.41%	139,299	134,717	-3.29%

Net operating income	279,313	511,686	83.19%	135,442	289,401	113.67%
Merger expenses	—	—	0.00%	—	—	0.00%
Goodwill amortization	6,914	6,914	0.00%	2,305	2,305	0.00%
Non-operating income (expense)
Other income	22,236	13,170	-40.77%	4,619	2,708	-41.37%
Other expense	(15,010)	(65,281)	334.92%	(22,254)	(10,809)	-51.43%
Total non-operating income	7,226	(52,111)	-821.16%	(17,635)	(8,101)	-54.06%
Income before income taxes	279,625	452,661	61.88%	115,502	278,995	141.55%
Income tax expense	(56,659)	(120,735)	113.09%	(50,245)	(59,374)	18.17%

Net income	222,966	331,926	48.87%	65,257	219,621	236.55%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: April 11, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance